CARMMUNITY, INC.
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Carmmunity, Inc.
Attn: Daniel Balto
607 Washington Ave. S., Ste. 204
Minneapolis, MN 55415

Ladies and Gentlemen:

I desire to purchase the principal amount in "Shares" set forth below in CARMMUNITY, INC., a Minnesota corporation (the "Company").

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Shares subscribed to hereby shall be issued to me in the form of Shares.

With respect to such purchase, I hereby represent and warrant to you that:

Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

Subscription.

a. I hereby subscribe to purchase the number of Shares set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Shares subscribed.

Principal Amount of Shares . . . . [1]

(1) A minimum purchase of $6,667, is required for individual investors, which may be waived by the Company on a case by case basis. Amounts may be subscribed for in $6,667 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"CARMMUNITY, INC."** in an amount equal to 100% of my total subscription amount.

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

Representations of Investor.

In connection with the sale of the Shares to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Confidential Private Placement Memorandum of the Company, dated on or about March 26, 2020, (the "Memorandum"), relating to the offering of the Shares.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Shares.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Shares, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Shares).

d. I understand that an investment in the Shares is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Shares. I can bear the economic risk of an investment in the Shares for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Shares, that there are significant restrictions on the transferability of the Shares and that for these and other reasons, I may not be able to liquidate an investment in the Shares for an indefinite period of time.

f. I have been advised that the Shares have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company may not be returned after they are paid.

Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Shares, (ii) the purchase of the Shares is a long-term investment, (iii) the transferability of the Shares is restricted, (iv) the Shares may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Shares.

b. I represent and warrant that I am purchasing the Shares for my own account, for long term investment, and without the intention of reselling or redistributing the Shares. The Shares are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Shares. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Shares in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Shares and for which the Shares were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Shares by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

☐   i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv.   I am a director or executive officer of CARMMUNITY, INC.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐   i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(iv) above. Please indicate the name of each equity owner and the applicable test:

☐   ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   iv.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   v.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   vi.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

   ☐   (1)   the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

   ☐   (2)   the employee benefit plan has total assets in excess of $5,000,000; or

   ☐   (3)   the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   vii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   viii.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Shares and one or more of the following is true (check one or more, as applicable):

   ☐   (1)   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

   ☐   (2)   a corporation;

   ☐   (3)   a Massachusetts or similar business trust;

   ☐   (4)   a partnership; or

   ☐   (4)   a limited liability company.

☐   ix.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Shares and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Shares.

c. **Non-Accredited Investors.**

☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Shares. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:
The Shares subscribed for are to be registered in the following form of ownership:

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married).

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married).

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____
Name of Entity (Typed or Printed)

_____
Signature of Authorized Person

_____
Name & Title (Typed or Printed) of Signatory

_____
Principal Executive Office Address

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
Email address

_____
Telephone Number

_____
Entity's Tax Identification Number

_____
Contact Person (if different from Signatory)

_____
Mailing Address
(If different from principal executive office)

_____
City, State & Zip Code

_____
Email address

Entity Subscriber Type of Ownership:
The Shares subscribed for are to be registered in the following form of ownership (check one):

☐   Partnership

☐   Limited Liability Company

☐   Corporation

☐   Trust or Estate (Describe, and enclose evidence of authority

☐   IRA Trust Account

☐   Other (Describe)

ACCEPTANCE

This Subscription Agreement is accepted by CARMMUNITY, INC. on

As to: the principal amount in Shares set forth in Item 2.a.; or Shares.

CARMMUNITY, INC.

By: . . . .
Name: Daniel Balto
Its: CEO

Counterpart Signature Page to Bylaws of Carmmunity, Inc.

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Bylaws of Carmmunity, Inc., as the same may be amended from time to time, and hereby authorizes Carmmunity, Inc. to attach this counterpart signature page to the Bylaws as executed by the other parties thereto.

_____	_____
Signature	Signature of Second Individual, if applicable
_____	_____
Name (Typed or Printed)	Name (Typed or Printed)